United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 17, 2021

Date of Report (Date of earliest event reported)

ALDEL FINANCIAL INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40244	86-1213144
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

105 S. Maple Street Itasca, Illinois	60143
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 791-6817

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	ADF.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	ADF	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	ADF.WS	The New York Stock Exchange

Item 1.01. Entry Into a Material Definitive Agreement

On August 17, 2021, Aldel Financial Inc., a Delaware corporation (“Aldel”), entered into a business combination agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among Aldel, Aldel Merger Sub LLC, a Delaware limited liability company and wholly-owned Subsidiary of Aldel (“Merger Sub”), and The Hagerty Group, LLC, a Delaware limited liability company (“Hagerty”).

The Business Combination Agreement was unanimously approved by all of Aldel’s disinterested directors on August 17, 2021. Pursuant to the Business Combination Agreement (a) Merger Sub will be merged with and into Hagerty (the “Merger”), whereupon the separate limited liability company existence of Merger Sub shall cease and Hagerty shall be the surviving company (Hagerty following the Merger is sometimes hereinafter referred to as the “OpCo”) and continue its existence under the Delaware Limited Liability Company Act (the “LLC Act”); (b) the existing limited liability company agreement of Hagerty will be amended and restated in the form attached to the Business Combination Agreement, to, among other things, make Aldel a member of the OpCo; and (c) Aldel will change its name to Hagerty, Inc.(“New Hagerty”) (the Merger and the other transactions contemplated by the Agreement are collectively referred to as the “Business Combination”). As a result of the Business Combination, New Hagerty will be the publicly traded reporting company in an “Up-C” structure.

Consideration

Under the Business Combination Agreement, Aldel has agreed to acquire all of the limited liability equity interests (the “Company Equity Interests”) of Hagerty for $3.0 billion in aggregate consideration (less the Company Transaction Expenses Differential (as defined in the Business Combination Agreement) or plus the Buyer Excess (as defined in the Business Combination Agreement), as applicable) (the “Equity Value”), comprising the Mixed Consideration and the Equity Consideration (as defined below) (together, the “Merger Consideration”). “Mixed Consideration” means (a) the Secondary Consideration (as defined below) plus (b) a number of units of equity interests in Opco (“Units”) and shares of Class V voting non-economic common stock (“Class V Common Stock”) in New Hagerty, in each case equal to (i) the quotient obtained by dividing (a) the Equity Value by (b) $10.00 (the “Exchange Ratio”) multiplied by (ii) (A) the number of Company Equity Interests owned by Hagerty Holding Corp. (“HHC”) as of the closing divided by (B) the total number of issued and outstanding Company Equity Interests as of the closing minus (iii) the quotient of the Secondary Cash Consideration divided by $10.00. “Secondary Consideration” means $450,000,000 plus the amount by which the sum of the amount in the Trust Account (after giving effect to redemptions by existing stockholders of the Buyer), plus the aggregate amount of the PIPE Financing (as defined below) exceeds $750,000,000; provided that such additional sum shall not exceed $50,000,000. “Equity Consideration” means a number of Units and shares of Class V Common Stock, in each case equal to (a) the Exchange Ratio multiplied by (b) (i) the number of Company Equity Interests owned by Markel Corporation (“Markel”) as of the closing divided by (ii) the total number of issued and outstanding Company Equity Interests as of the closing.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any further action on the part of Aldel, Merger Sub or Hagerty, each Company Equity Interest issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right to receive: (i) in the case of Markel, the Equity Consideration; and (ii) in the case of HHC, the Mixed Consideration. As of the Effective Time, all Company Equity Interests shall thereafter cease to have any rights with respect thereto, except the right to receive the foregoing consideration. The units of equity interests of Merger Sub (the “Newco Units”) that are issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of Aldel, be converted into an aggregate number of Units equal to the number of Aldel’s Class A common stock and Class B common stock (“Sponsor Shares”) issued and outstanding immediately prior to the Effective Time. Each Sponsor Share that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into one share of Aldel’s Class A common stock. No certificates or scrip representing fractional shares of Aldel’s common stock will be issued pursuant to the Merger.

Post-Closing Board of Directors and Executive Officers

Immediately following the closing, New Hagerty’s board of directors will consist of no more than nine directors, of which Aldel has the right to designate one director, Markel has the right to designate one director, State Farm Mutual Automobile Insurance Company (“State Farm”) has the right to designate one director, and HHC has the right to designate two directors in accordance with the terms and conditions of the Investor Rights Agreement (as defined below). At the closing, all of the officers of Aldel shall resign and the individuals serving as officers of New Hagerty immediately after the closing will be the same individuals (in the same offices) as those of Hagerty immediately prior to the closing.

Registration Statement and Stockholder Approval

Aldel will prepare and file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, that will include a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus, and call a special meeting of the holders of Aldel common stock to vote at the meeting (the “Special Meeting”). The holders of the majority of the voting power of Aldel’s common stock present in person or represented by proxy at the Special Meeting of Aldel’s stockholders must approve the Business Combination Agreement, the Business Combination and certain other actions related thereto as provided in the Delaware General Corporation Law, Aldel’s certificate of incorporation and applicable listing rules of The New York Stock Exchange (“NYSE”).

Representations and Warranties; Covenants

Aldel, Merger Sub and Hagerty have made customary representations, warranties and covenants in the Business Combination Agreement, including, among other things, covenants with respect to the conduct of Aldel and Hagerty prior to the closing of the Business Combination. The parties have also agreed to customary “no shop” obligations. The representations and warranties of Aldel, Merger Sub and Hagerty will not survive the closing of the Merger.

Closing Conditions

The closing of the Business Combination is subject to certain customary conditions of the respective parties, including, among other things, that: (i) the applicable Aldel stockholder and Hagerty member approvals shall have been obtained; (ii) there shall have been no Company Material Adverse Effect or Buyer Material Adverse Effect (each as defined in the Business Combination Agreement) since the date of the Business Combination Agreement; (iii) the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or terminated; (iv) the Aggregate Cash Proceeds (as defined in the Business Combination Agreement) after deducting certain transaction expenses and the repayment of any unpaid or contingent liabilities of Aldel, including fees associated with Aldel’s initial public offering and operations prior to the date of the Business Combination Agreement, shall not be less than $450 million; (v) Aldel’s initial listing application in connection with the Transactions (as defined in the Business Combination Agreement) shall have been approved by the NYSE so that immediately following the Merger, New Hagerty satisfies any applicable initial and continuing listing requirements of NYSE; and (vi) each of the parties to the Additional Agreements shall have delivered, or caused to be delivered, duly executed copies of the Additional Agreements. “Additional Agreements” means the Sponsor Letter Agreement, the Tax Receivable Agreement, the Amended and Restated Registration Rights Agreement, the LLC Agreement, the Exchange Agreement, the Lock-up Agreement, and the Sponsor Warrant Lock-up Agreement (each as defined below).

Termination

The Business Combination Agreement may be terminated by Aldel or Hagerty under certain circumstances, including, among others; (i) by mutual written consent of Aldel and Hagerty; (ii) by either Aldel or Hagerty if the closing of the Business Combination has not occurred on or before February 17, 2022; (iii) by Aldel if Hagerty shall have failed to obtain the necessary member approvals; (iv) by Hagerty if Aldel shall have failed to obtain the necessary stockholder approval within forty-five (45) days after the Registration Statement becomes effective; (v) by Hagerty if Aldel breaches any representation, warranty, covenant or agreement in the Business Combination Agreement, or if any representation or warranty therein becomes untrue, such that it would result in the failure of a condition of Hagerty’s obligation to close; or (vi) by Aldel if Hagerty breaches any representation, warranty, covenant or agreement in the Business Combination Agreement, or if any representation or warranty therein becomes untrue, such that it would result in the failure of a condition to Aldel’s obligation to close.

The Business Combination Agreement and the foregoing summary thereof has been included in this Current Report on Form 8-K to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about Aldel, Hagerty or Merger Sub or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Business Combination Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosures not reflected in the Business Combination Agreement, were made for the purpose of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or stockholders and reports and documents filed with the SEC. Investors and stockholders are not third party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Aldel, Hagerty or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Aldel’s public disclosures.

The foregoing summary of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Business Combination Agreement, which is filed as Exhibit 2.1 hereto, and which is incorporated by reference herein.

Additional Agreements Executed at the Signing of the Business Combination Agreement

PIPE Subscription Agreements

In connection with the proposed Business Combination, Aldel entered into subscription agreements (the “Subscription Agreements”) with certain “qualified institutional buyers” or “accredited investors” as defined in the applicable SEC regulations (the “PIPE Financing investors”), pursuant to which the PIPE Financing investors have agreed to subscribe for and purchase, and Aldel has agreed to issue and sell to the PIPE Financing investors, an aggregate of 70,385,000 shares of Aldel Class A common stock (the “PIPE Shares”) and an aggregate of 12,669,300 warrants to purchase shares of Aldel Class A common stock (the “PIPE Warrants” and, together with the PIPE Shares, the “PIPE Securities”), for aggregate gross proceeds of $703,850,000 (the “PIPE Financing”). The PIPE Securities to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The purpose of the PIPE Financing is to raise additional capital for use in connection with the Business Combination and to meet the minimum cash requirement provided in the Business Combination Agreement.

The closing of the sale of the PIPE Securities (the “PIPE Closing”) will be contingent upon the substantially concurrent consummation of the Business Combination and will occur on the date of, and immediately prior to, the consummation of the Business Combination. The PIPE Closing will be subject to customary conditions, including, but not limited to:

•	no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated by the Subscription Agreements illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by the Subscription Agreements;

•	all representations and warranties of Aldel and the PIPE Financing investors contained in the relevant Subscription Agreement shall be true and correct in all material respects (other than those qualified by Subscriber Material Adverse Effect or Material Adverse Effect (each as defined in the relevant Subscription Agreement), which shall be true and correct in all respects) as of the date of the PIPE Closing (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date), and consummation of the date of the PIPE Closing shall constitute a reaffirmation by the PIPE Financing investor of each of the representations, warranties and agreements contained in the relevant Subscription Agreement as of the date of the PIPE Closing);

•	no Subscription Agreement shall have been amended, modified or waived in any manner that materially benefits any one PIPE Financing investors unless all PIPE Financing investors shall have been offered substantially similar benefits in writing;

•	all specified waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated;

•	no Company Material Adverse Effect shall have occurred, unless this condition has been waived by PIPE Financing investors representing a majority of the PIPE Securities to be purchased; and

•	all conditions precedent to the consummation of the closing of the Business Combination shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the closing of the Business Combination, but subject to satisfaction of such conditions as of the consummation of the closing of the Business Combination.

Each Subscription Agreement will terminate upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties to the Subscription Agreement, (iii) if any of the conditions to the PIPE Closing are not satisfied or waived on or prior to the PIPE Closing, and as a result the PIPE Closing does not occur at the closing of the Business Combination, or (iv) if the closing of the Business Combination has not occurred on or prior to February 17, 2022.

The Subscription Agreements provide certain registration rights to the PIPE Financing investors, other than those PIPE Financing investors who, after the closing of the Business Combination and PIPE Closing, will hold in excess of 10% of the issued and outstanding common stock of New Hagerty (such PIPE Financing investors, the “Significant Subscribers”). The registration rights for the Significant Subscribers are as set forth in the Amended and Restated Registration Rights Agreement, as described below. The registration rights for the other PIPE Financing investors, as set forth in the Subscription Agreements, provide that Aldel is required to file with the SEC, within twenty (20) business days after the consummation of the transactions contemplated by the Business Combination Agreement, a registration statement covering the resale of the PIPE Shares, PIPE Warrants and the shares of Aldel Class A common stock underlying the PIPE Warrants. Aldel has agreed to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) (1) ninety (90) calendar days after the filing thereof (or one hundred twenty (120) calendar days after the filing thereof if the SEC notifies Aldel that it will “review” the registration statement) and (ii) ten (10) business days after Aldel is notified by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the Subscription Agreements, the PIPE Financing investors agreed (i) to waive any and all right, title and interest, or any claim of any kind they have or may have in the future, in or to any monies held in the Trust Account, and (ii) not to seek recourse against the Trust Account as a result of, or arising out of, the Subscription Agreements, subject to certain qualifications set forth therein.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Subscription Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

Sponsor Letter Agreement

In connection with the Business Combination Agreement, Aldel Investors LLC, Aldel LLC, and the directors and executive officers holding securities of Aldel (each a “Stockholder”) each entered into a support agreement (the “Sponsor Letter Agreement”) with Aldel and Hagerty, pursuant to which each Stockholder agrees to vote the shares of Aldel common stock beneficially owned by them (a) in favor of the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby, (b) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the Business Combination Agreement, (c) against the approval of any transaction that would impede or prevent the consummation of the Business Combination, and (d) against any amendment of the certificate of incorporation or bylaws of Aldel or any change in Buyer’s capitalization, corporate structure or business other than as contemplated by the Business Combination Agreement. Each Stockholder further agrees that it will (i) not exercise its right to redeem all or a portion of such Stockholder’s shares of Aldel common stock beneficially owned by them (in connection with the Business Combination or otherwise) and (ii) waive any adjustment to the conversion ratio set forth in Aldel’s organizational documents.

The foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference to the full text of the form of Sponsor Letter Agreement, a copy of which is included as Exhibit C to the Business Combination Agreement, filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the Business Combination Agreement, Aldel (and subsequent to the Business Combination, New Hagerty), Aldel Investors LLC, FG SPAC Partners LP, ThinkEquity, a division of Fordham Financial Management, Inc., HHC, the Significant Subscribers and certain other parties (the “Holders” as defined therein) each entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, effective as of the consummation of the Transactions, the Registration Rights Agreement, dated as of April 8, 2021, among Aldel and the other parties thereto is terminated and whereby Aldel agreed to file a shelf registration statement registering the resale of New Hagerty equity held by the Holders, and granted to the Holders certain registration rights, including customary piggyback registration rights and demand registration rights, which are subject to customary terms and conditions, including with respect to cooperation and reduction of underwritten shelf takedown provisions (subject to certain lock-up restrictions referenced therein, including those documented in the Lock-up Agreement (as defined below).

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit D to the Business Combination Agreement, filed as Exhibit 10.3 hereto and incorporated by reference herein.

Investor Rights Agreement

In connection with the Business Combination Agreement, Hagerty, State Farm, Markel and the Company entered into an Investor Rights Agreement (the “Investor Rights Agreement”), to be effective as of the consummation of the Transactions, which sets forth certain understandings between such parties with respect to certain governance matters, including the election and removal of directors and the granting of preemptive rights, among others.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Investor Rights Agreement, filed as Exhibit 10.8 hereto and incorporated by reference herein.

Additional Agreements to be Executed at Closing

The Business Combination Agreement provides that, upon consummation of the Business Combination, New Hagerty will enter into the following additional agreements.

Tax Receivable Agreement

At the closing of the Business Combination, New Hagerty, Hagerty, HHC and Markel will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”), pursuant to which New Hagerty will pay to HHC and Markel 85% of the net savings, if any, in U.S. federal, state and local income tax and franchise tax that New Hagerty realizes in periods after the Business Combination as a result of (i) certain increases in tax basis that occur as a result of the Purchase or Exchanges (each as defined in the Tax Receivable Agreement) of Units (together with corresponding shares of Aldel Class V Common Stock), including as a result of payments under the Tax Receivable Agreement and (ii) imputed interest arising from New Hagerty’s payments under the Tax Receivable Agreement. New Hagerty will retain the benefit of the remaining 15% of such net savings. If the Tax Receivable Agreement is terminated early under certain circumstances, New Hagerty will pay to HHC and Markel an amount equal to the present value, as of the effective date of such early termination, of all Tax Benefit Payments (as defined in the Tax Receivable Agreement) that would be required to be paid by New Hagerty to HHC and Markel, respectively, beginning from the effective date of such early termination and assuming that the Valuation Assumptions (as defined in the Tax Receivable Agreement) in respect of HHC or Markel, respectively, are applied.

As a result of the size of the anticipated increases in tax basis of the assets of New Hagerty and New Hagerty’s possible utilization of such increases and certain other tax attributes, the payments that New Hagerty expects to make under the Tax Receivable Agreement could be substantial.

The preceding summary of certain terms and conditions of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Tax Receivable Agreement, a copy of which is included as Exhibit F to the Business Combination Agreement, filed as Exhibit 10.4 hereto, and which is incorporated by reference herein.

Lock-up Agreement

 In connection with the closing of the Business Combination, Markel and HHC will enter into a lock-up agreement (the “Lock-up Agreement”) with Aldel, pursuant to which each will agree, subject to certain customary exceptions, not to:

(i)	offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of Aldel common stock or securities convertible into or exercisable or exchangeable for Aldel common stock held by them immediately after the consummation of the Business Combination, or enter into a transaction that would have the same effect, subject to certain exceptions set forth in the Lock-up Agreement;

(ii)	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

(iii)	publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any “Short Sales” (as defined in the Lock-up Agreement) with respect to any security of Aldel;

until the date that is the earlier of (1) the expiration of the Founder Shares Lock-up Period (as defined in that certain Letter Agreement, dated April 8, 2021, by and among Aldel and its officers, directors, Aldel Investors LLC and FG SPAC Partners LP), and (2) 180 days after the consummation of the Business Combination. Notwithstanding the foregoing, if after the consummation of the Business Combination, there is a “Change of Control” (as defined in the Lock-up Agreement) of Aldel, then all of the shares shall be released from the restrictions set forth therein.

The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the full text of the form of the Lock-up Agreement, a copy of which is included as Exhibit E to the Business Combination Agreement, filed as Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

Amended and Restated LLC Agreement

In connection with the proposed Business Combination, the existing limited liability company agreement of Hagerty will be amended and restated in the form of a Fourth Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), to, among other things, admit Aldel as a member of the OpCo.

The foregoing description of the LLC Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the LLC Agreement, a copy of which is included as Exhibit I to the Business Combination Agreement, filed as Exhibit 10.6 hereto and incorporated by reference herein.

Sponsor Warrant Lock-up Agreement

In connection with the closing of the Business Combination, Aldel Investors LLC (the “Sponsor”) and FG SPAC Partners, LP (“FGSP”) will enter into a lock-up agreement (the “Sponsor Warrant Lock-up Agreement”) with Aldel, pursuant to which the Sponsor and FGSP will agree as described below with respect to (i) the warrants to purchase Aldel common stock underlying units of Aldel that were purchased by the Sponsor or FGSP, as applicable, (the “Placement Warrants”) pursuant to that certain Private Placement Units Purchase Agreement dated as of April 8, 2021, between Aldel and the Sponsor (the “Private Placement Units Purchase Agreement”) and (ii) the warrants to purchase Aldel common stock that were purchased by FGSP (“OTM Warrants”) pursuant  to that certain OTM Warrants Purchase Agreement dated as of April 8, 2021, between Aldel, FGSP and the other parties thereto (the “OTM Warrants Purchase Agreement”).  Pursuant to the Sponsor Warrant Lock-up Agreement:

(1) the Placement Warrants shall not be exercisable until the date on which the volume weighted average trading price of the common stock of New Hagerty exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing one year after the Business Combination;

(2) the OTM Warrants shall not be exercisable until the date on which the volume weighted average trading price of the common stock of New Hagerty exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 18 months after the Business Combination; and

(3) prior to being exercisable, the Sponsor may transfer the Placement Warrants , subject to any requirements set forth in the Private Placement Units Purchase Agreement and the OTM Warrants Purchase Agreement, provided that such transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of the Sponsor Warrant Lock-up Agreement.

The foregoing description of the Sponsor Warrant Lock-up Agreement is qualified in its entirety by reference to the full text of the form of the Sponsor Warrant Lock-up Agreement, filed as Exhibit 10.7 to this Current Report on Form 8-K, and incorporated herein by reference.

Exchange Agreement

In connection with the proposed Business Combination, Markel, HHC, OpCo and New Hagerty will enter into an Exchange Agreement (the “Exchange Agreement”). Pursuant to the Exchange Agreement, Markel and HHC will have the right from time to time, on the terms and conditions contained in the Exchange Agreement, to exchange their Units and Class V Shares for, at the option of New Hagerty, shares of Class A common stock of New Hagerty or cash.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Exchange Agreement, a copy of which is included as Exhibit H to the Business Combination Agreement, filed as Exhibit 10.9 hereto and incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above under the heading “PIPE Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The PIPE Securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure

On August 18, 2021 Hagerty and Aldel issued a press release announcing the execution of the Business Combination Agreement. Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the copy of the press release.

Attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that will be used by Aldel in making presentations to certain existing stockholders of Aldel and other persons with respect to the Business Combination.

The information in this Item 7.01 (including Exhibits 99.1 and 99.2) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act , or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Important Information and Where To Find It

In connection with the proposed Business Combination described herein, Aldel intends to file relevant materials with the SEC, including a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing its definitive proxy statement with the SEC, Aldel will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the Special Meeting relating to the transaction. INVESTORS AND STOCKHOLDERS OF ALDEL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT ALDEL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALDEL, HAGERTY AND THE BUSINESS COMBINATION. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Aldel with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Aldel and its directors and executive officers may be deemed participants in the solicitation of proxies from Aldel’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Aldel will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about Aldel’s directors and executive officers and their ownership of Aldel common stock is set forth in Aldel’s prospectus, dated April 12, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Hagerty and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Aldel in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference herein (this “Current Report”) contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report regarding the proposed transactions contemplated by the Business Combination Agreement and the Subscription Agreements, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Aldel’s and Hagerty’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Aldel or Hagerty following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Aldel and Hagerty, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirement of the Business Combination Agreement due to Aldel stockholder redemptions and the failure to obtain replacement financing; (6) the inability to complete the concurrent PIPE; (7) the failure to meet projected development and production targets; (8) the impact of COVID-19 pandemic on Hagerty’s business and/or the ability of the parties to complete the proposed Business Combination; (9) the inability to obtain or maintain the listing of Aldel’s shares of common stock on The New York Stock Exchange following the proposed Business Combination; (10) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (11) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Hagerty to grow and manage growth profitably, and retain its key employees; (12) costs related to the proposed Business Combination; (13) changes in applicable laws or regulations; (14) the possibility that Aldel or Hagerty may be adversely affected by other economic, business, and/or competitive factors; (15) risks relating to the uncertainty of the projected financial information with respect to Hagerty; (16) risks related to the organic and inorganic growth of Hagerty’s business and the timing of expected business milestones; (17) the amount of redemption requests made by Aldel’s stockholders; and (18) other risks and uncertainties indicated from time to time in the final prospectus of Aldel for its initial public offering dated April 12, 2021 filed with the SEC and the Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Aldel’s other filings with the SEC. Aldel cautions that the foregoing list of factors is not exclusive. Aldel and Hagerty caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Aldel and Hagerty do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. Neither Hagerty nor Aldel gives any assurance that either Hagerty or Aldel, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of August 17, 2021, by and among Aldel Financial Inc. Aldel Merger Sub LLC and The Hagerty Group, LLC
10.1	Form of Subscription Agreement, dated as of August 17, 2021, by and among Aldel Financial Inc. and certain institutional and accredited investors
10.2	Form of Sponsor Letter Agreement by and among Aldel Financial Inc., certain stockholders of Aldel Financial Inc., and The Hagerty Group, LLC
10.3	Form of Amended and Restated Registration Rights Agreement
10.4	Form of Tax Receivable Agreement
10.5	Form of Lock-up Agreement
10.6	Form of Fourth Amended and Restated Limited Liability Company Agreement of The Hagerty Group, LLC
10.7	Form of Sponsor Warrant Lock-up Agreement
10.8	Investor Rights Agreement
10.9	Form of Exchange Agreement
99.1**	Press Release dated August 18, 2021
99.2**	Investor Presentation dated August 18, 2021

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.
**	Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALDEL FINANCIAL INC.

By:	/s/ Robert I. Kauffman
Name:	Robert I. Kauffman
Title:	Chief Executive Officer

Dated: August 18, 2021